ASX/Media RELEASE	13 April 2007

pSivida Sells AION Diagnostics Subsidiary

Boston, MA. and Perth, Australia - pSivida Limited (NASDAQ:PSDV, ASX:PSD, Xetra:PSI), is pleased to announce that its subsidiary, AION Diagnostics Inc. will be sold to GEM Global Yield Fund, a portfolio management company.

GEM has agreed to pay pSivida US$3 million, payable in two equal installments of US$1.5 million upon the completion of an initial public offering of AION’s stock on the Frankfurt Stock Exchange and US$1.5 million payable no later than 12 months after the closing of the transaction, in exchange for pSivida’s entire holdings in AION.

pSivida has exclusively licensed the non-electronic imaging diagnostic applications of our BioSiliconTM technology to AION Diagnostics for which pSivida will receive royalties from all commercialized products.

“We are very pleased with this transaction that follows our recently announced licensing deal with Pfizer and we believe this transaction allows us to continue to focus on our core drug delivery business,” said Dr. Paul Ashton, Managing Director of pSivida Limited.

-ENDS-

Released by:

pSivida Limited Brian Leedman Director of Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Eva Reuter Accent Marketing Limited Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert® is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert®. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialize a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopedics, and tissue engineering. The most advanced BioSilicon™ product, BrachySil™ delivers a therapeutic, P32 directly to solid tumors and is presently in Phase II clinical trials for the treatment of liver and pancreatic cancers.

pSivida’s intellectual property portfolio consists of 71 patent families, 99 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from facilities near Boston in the United States, Malvern in the United Kingdom and Perth in Australia.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This release contains forward-looking statements that involve risks and uncertainties, including the risk that AION may not commercialize any products for which pSivida would receive a royalty; the risk that we may not meet any of the milestones in the Pfizer agreement or may not successfully develop or commercialize the products under development; the risk that Pfizer terminates the license agreement; the risk that we will not be able to exploit our drug delivery technologies outside of the eye; the risk that our evaluation agreements for our products may not produce favorable results and/or result in license agreements; and the risk that we will be unable to repay all amounts outstanding under our convertible notes or other liabilities. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important that are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.